TRUSTFUND


TrustScore
Your Trust Score
235
210 Points since July 1
Trust Score Range
How does this work?
0
235
1000
Trust Score History
07/05/19 1-Month Anniversary +10
07/05/19 Connect Bank Account +100
07/05/19 Register TrustFund Card
06/25/19 Install TrustFund App
Increase Your Score
Create a new Goal
Is my Trust Scores a credit score?
TRUSTFUND
TRUMAN SMART
mastercard

Ensuring budget-strapped Americans get the credit they deserve

Meet Alice: Full-time Striver

- **Goals & Dreams**
- **Employed, full-time**
- **Earns $36K/year**
- **Side hustles**
- **Motivated**



STAFF ACCOUNTANT
CHILD CARE SPECIALIST
CORRECTIONAL OFFICER
FLIGHT ATTENDANT
MACHINIST
TEACHER
HEALTH CARE TECHNICIAN
EQUIPMENT OPERATOR
EXECUTIVE ASSISTANT
CUSTOMER SERVICE

TRUSTFUND

Meet Alice: Stressed and…

- **Paycheck to Paycheck**
- **Spikes in income/expenses**
- **Barriers to prime credit**
- **Mental grind**
- **Focus on Here and Now**
- **Thin margin of error**



STAFF ACCOUNTANT
CHILD CARE SPECIALIST
CORRECTIONAL OFFICER
FLIGHT ATTENDANT
MACHINIST
TEACHER
HEALTH CARE TECHNICIAN
EQUIPMENT OPERATOR
EXECUTIVE ASSISTANT
CUSTOMER SERVICE

TRUSTFUND


Meet Alice: …vulnerable
Small Emergency.... $1200
Alice's Savings.... $700
Need ASAP >> $500!!
!?
DENIED
DENIED
4567 8901 2345
DENIED
TRUSTFUND

Explosion of Alternative Lending

11%

of U.S. adults say they've taken out a payday loan in the past 2 years [1]

391%

AVERAGE APR [1]


More payday lending storefronts in America than McDonald's & Starbucks
COMBINED

A $46 BILLION INDUSTRY

1. https://www.cnbc.com/2018/08/03/states-with-the-highest-payday-loan-rates.html
2. http://freakonomics.com/podcast/payday-loans/

TrustFund: Alice’s Financial Health Solution


TRUSTFUN
D
000 111 222 3333
VALID THRU 06/22
YOUR NAME
Create Goal
Select Goal
Rainy Day
Education
Personal
Car

DIGITAL BANK

FDIC Insured Checking, Savings + Mastercard Debit Card

PERSONALIZED PLAN

Financial Coaching for Automated Savings

EMERGENCY CREDIT

Clean slate credit with fair rates & transparent terms

- Zero-fee checking
- No overdraft
- 55,000+ ATMS
- Unlimited Savings accounts
- Paychecks up to 2 days faster
- No hidden fees

TRUSTFUND

Why Now?

TRUSTFUND

78% of Americans

Live paycheck to paycheck

50%+ of Americans

Don't have $500 in cash savings to handle an emergency

Market Size

100+ Million

Americans with non-PRIME credit scores

$90 Billion

High Interest, small dollar loans Industry

(fintechs accounted for 46% of loans in 2018 up from 5% in 2013)


How it works: Building Trust everyday
ALICE APPLIES applies for account online or via app
Typical Expenses
Car Repair
Medical
Home Repair
Pets
Make my Plan
Cancel
ALICE ONBOARDS
• TrustFund analyzes Alice's income & expenses
• Presented with personalized monthly savings plan
• Sets up automatic savings accounts
ALICE SPENDS & SAVES
• Use reloadable debit card for everyday purchases & bills
• Direct Deposits paycheck
• Sweeps $$ to savings
TRUSTFUND Debit
ALICE TRUSTFUND SCORE RISES
• Unlocks eligibility for emergency loan & additional features
Months of making the "right" moves...
ALICE GAINS ACCESS TO EMERGENCY LOAN
Small Emergency.... $1200
Alice's Stay Ahead Fund.... $700
Need ASAP >> $500!!
TRUSTFUND Debit

The TrustFund Score: Clean Slate Credit


Verizon
1:37 AM
20%
TrustScore
Your Trust Score
125.40
0.00 Point since August 1
Your Score Range
How does this work?
0
125.40
1000
Trust Score History
08/13/2019 Number of logins +0.1
08/13/2019 Set budget +5
08/13/2019 Set Stay Ahead Fund +10
08/13/2019 Finish onboarding +100
Increase Your Score
Create a new Goal
Home
My Money
My Goals
TrustScore
My Tools

Supplemental Characteristics	FICO	TrustFund Score
Paying bills on time	NO	✓
Creating savings accounts	NO	✓
Pursuing education	NO	✓
Utility & Rent payments	NO	✓
Working more than one job	NO	✓
Engagement with financial institution	NO	✓
Improvements to spending/budgeting	NO	✓
Achieving financial goals	NO	✓

TRUSTFUND

How it works: saving linked to security & benefits

As the TrustFund Score goes up, customer unlocks special features.



Personalized Financial Coaching
Rent/Split: Income Smoothing
Access to Emergency Credit
Access to Auto ReFi
TRUSTFUND SCORE
200
300
400
500
600
700
800
900
1000
Get Started
Build Trust
Get Control
Get Ahead
Seize Opportunity

Competition

TYPE	BRANDS	Good fit for ALICE?
General Purpose, Reloadable Pre-Paid Debit Cards	green dot; Walmart MoneyCard by Green Dot	NO: High Fees; Limited Functionality
Online NeoBanks	chime; MoneyLion; SIMPLE	NO: Designed for "digital native" young professional
FinTech Apps	Even; Dave	NO: One-off features; not integrated
High-Interest Payday and Title Loans	TitleMax; Speedy Cash	NO! High APR; Predatory debt trap
Other lenders	FIG LOANS; LendUp; OPORTUN	SOMETIMES: Focused on lending; no planning/saving

TRUSTFUND

Business Model

Make an average of $20/mo revenue per user across ALL users

Today:

Interchange Revenue
We make 1% of all transactions on a card. Someone earning $3000 and spending 60% via the card would equate to $18/mo

Lending Origination
We will take an origination fee equal to 6% of the total loan. Today, that origination fee will be returned to the borrower as a savings bonus upon successful payback

Coming in 2020:

In-house credit products
E.g rent-split, quick float

Goods & Services Marketplace
It's expensive to be poor and credit scores are commonly factored into pricing. Marketplace will leverage group purchasing, streamlined marketing, customer data & our score to bring savings to our customers

Auto-Financing
Subprime auto loans and their absurd rates

Co-Founders



Frank Santoni, CEO

- Chief innovation officer for Catholic Charities: led $6M poverty alleviation pilot through innovative practices
- CEO of Social Venture Partners Dallas
- 15+ Years of social sector experience
- Northwestern University & University of Notre Dame



Nathan Pinto, CO-CEO

- Studied startup playbook while an Associate at VC Fund
- Co-Founder of The Sanitation Project, Building sustainable toilets in India. Sold IP to large non-profit in India
- Co-Founder of Farm2Cook, scaled company to $2M annual revenue, transitioned to advisor to focus on TrustFund
- Kicked out of seminary for launching a [profitable] startup
- University of Texas at Austin (Finance & Economics)

Current Traction



Vetted & Partnered with some of the most reputable community organizations in Dallas.
Jewish Family Service of Greater Dallas
SOCIETY of ST. VINCENT de PAUL U.S.A.
SERVICES OF HOPE
ASCENDANT COMMUNITY EDUCATION
Learning Together to Make Life Better
CAFÉ MOMENTUM
THE WOMEN'S CENTER
BONTON FARM-WORKS
COMMUNITY TAX CENTERS



TRUSTFUND
Dashboard
Users
Guest User
Financial Health Survey
Family Data
Interpreting Score
Score Calculation
Goal Setting
Check List
Trustfund Score Range
TFScore
Signup Code
Analytics
1380
Total Users
Dashboard Module
Cancel View
Card View
CashDetailsView
Check List
Fund Saving View
Goal ProgressView
Guide View
LoanCalculatorView
Monthly Summary View
MyMantraView
PollView
Recent Spent Summery
RentSplitView
CashDetails



% of users vs. Action
% of users
80.00%
60.00%
40.00%
20.00%
0.00%
77.17%
56.24%
36.68%
58.45%
41.31%
Downloaded the app
Completed onboarding
Completed optional financial survey
Set a goal
Activated the card
Action



Anticipated Customer Acquisition cost and Actua
Anticipated Customer Acquisition cost
Actual
$50
$40
$30
$20
$10
$0
$35
$25
$35
$12
$35
$32
$50
$25
Facebook
Google
Reddit
Digital Marketi

TRUSTFUND

Thank you


TrustScore
Your Trust Score
235
210 Points since July 1
Trust Score Range
How does this work?
0
235
1000
Trust Score History
07/05/19 1-Month Anniversary +10
07/05/19 Connect Bank Account +100
07/05/19 Register TrustFund Card
06/25/19 Install TrustFund App
Increase Your Score
Create a new Goal
Is my Trust Scores a credit score?
TRUSTFUND
TRUMAN SMART
mastercard

TRUSTFUND

LANDSCAPE


RELOADABLE DEBIT CARDS
BANKING
FINTECH APPS
ALTERNATIVE LENDERS
NETSPEND
Walmart MoneyCard
green dot
Self-Help Federal Credit Union
credit human
NAVY FEDERAL
CREDIT UNIONS
Bank of America
WELLS FARGO
Capital One
TRADITIONAL BANKS
chime
Moven
MoneyLion
DIGITAL/ONLINE BANKS
TRUSTFUND
DEBIT
Automated Savings
digit
Income Volatility
Even
earnin
Budget & Spending
intuit mint
claritymoney
Olivia
FIG
OPORTUN
LendUp
SPEEDY CASH
TITLEMAX